AH 3/23/2004

U.S. ... COMMISSION
...549

CM 3.23

04017492

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Int... ...equired of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2004 DIVISION OF MARKET REGULATION

8-65210

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FTN Midwest Research Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1301 East Ninth Street, Ste. 3232
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Rizzo — 216-592-1808
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

401 S. Tryson ST., Ste 2300	Charlotte	NC	28202-1911
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/23/2004

OATH OR AFFIRMATION

I, Martin Rizzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Midwest Research Securities Corp. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Martin Rizzo
Title CFO & Managing Director

AMY B. BALL
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires Feb. 7, 2006

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2300
401 South Tryon Street
Three First Union Center
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Director and Stockholder
FTN Midwest Research Securities Corp:

We have audited the accompanying statement of financial condition of FTN Midwest Research Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Midwest Research Securities Corp as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2004

FTN MIDWEST RESEARCH SECURITIES CORP
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	776,659
Securities owned, at market value		17,828,317
Receivable from clearing organization, net		795,591
Deposit with clearing organization		200,000
Furniture, equipment, and leasehold improvements, net		1,264,186
Goodwill		13,293,673
Other assets		979,623
	$	35,138,049

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation and benefits		4,504,577
Due to FTN Financial Securities Corporation		13,808
Due to First Tennessee Bank National Association		425,666
Accounts payable		511,586
Deferred tax liability		620,167
Other liabilities		34,389
		6,110,193
Stockholder's equity:		
Common stock, $0.001 par value, 10,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		22,236,359
Retained earnings		6,791,487
Total stockholder's equity		29,027,856
	$	35,138,049

See accompanying notes to statement of financial condition.

FTN MIDWEST RESEARCH SECURITIES CORP

(A Wholly Owned subsidiary of First Tennessee Bank National Association)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Midwest Research Securities Corp (the Company), a Delaware corporation, was formed on February 21, 2002, to assume the institutional equity research and brokerage business of the Midwest Research Division of FTN Financial Securities Corporation (FTSC), an affiliated broker dealer subsidiary of First Tennessee Bank National Association (FTBNA). The Company is a wholly owned subsidiary of FTBNA, which is a wholly owned subsidiary of First Tennessee National Corporation (FTNC).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies.

The Company clears its securities transactions through Pershing LLC, a wholly owned subsidiary of The Bank of New York Company, Inc., on a fully disclosed basis.

(b) Goodwill

The Company accounts for goodwill under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Under the provisions of SFAS No. 142, goodwill is not subject to amortization. Rather, goodwill will be subject to an assessment for impairment using a fair-value-based test annually or more often if events or circumstances indicate that there may be impairment. The Company's impairment evaluation at December 31, 2003, indicated that none of the Company's goodwill was impaired.

(c) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled, and are valued at market value using quoted market prices as determined through third party pricing services.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consists of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(e) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FTNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the company filed on a separate return basis. For state income taxes, the Company provides intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the combined apportionment factor utilized in the FTNC consolidated Tennessee state tax return. Taxes paid in other states where the Company operates is adjusted for in the FTNC consolidated Tennessee state tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2003, the Company had a deferred federal tax liability of $620,167, which is principally related to goodwill. As of December 31, 2003, $420,522 was due to FTBNA for payment of income taxes and is reflected on the Company's statement of financial condition.

(3) Transactions with Related Parties

FTBNA and FTNC provide the Company certain accounting, administrative, audit, and legal functions. In addition, the Company leases office space and furniture and fixtures from FTBNA under a similar agreement.

The Company's cash is held in a noninterest bearing checking account with FTBNA.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FTNC, including a defined benefit pension plan, a contributory savings plan and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FTNC pension and post-retirement calculations and is therefore not available.

Certain employees of the Company also receive nonqualified stock options issued by FTNC as part of their aggregate compensation. The effect of these transactions is not reflected in the Company's statement of financial condition.

As a result of the FTSC's acquisition of the assets of Midwest Research - Maxus Group Limited (Midwest) on January 2, 2001, FTSC had contractually agreed to make certain annual performance-based payments to certain of the former owners of Midwest through the year ended December 31, 2003. Such payments are calculated as a percentage of the FTN Midwest Research Securities Corp net earnings for the year ending December 31, 2003. As of December 31, 2003, payments due to the former owners of the Midwest Research Division under this arrangement totaled $1,208,658, which is included in accrued compensation and benefits in the statement of financial condition.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(Continued)

(4) Fair Value of Financial Instruments

Financial instruments included in the Company's statement of financial condition consist of cash, trading securities, and securities sold, not yet purchased. Securities owned and securities sold, not yet purchased, are accounted for at fair value. As of December 31, 2003, securities owned totaled $17,828,317, which consisted of equity, and other securities of $997 and a money market mutual fund of $17,827,320. Securities sold, not yet purchased, totaled $740, consisting of various equity securities, and is included in other liabilities in the statement of financial condition.

(5) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2003:

Furniture and equipment	$	612,447
Communications and computer equipment		1,940,597
Leasehold improvements and other fixed assets		423,024
		2,976,068
Less accumulated depreciation and amortization		(1,711,882)
	$	1,264,186

(6) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, as defined, plus additional amounts required for brokers and dealers engaged in market making activities. At December 31, 2003, the Company's net capital, as defined, totaled $12,163,604, which was $11,191,104 greater than its required net capital of $972,500.

The Company claims exemption from Rule 15c3-3 under Paragraph (K)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(7) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2003, related to these indemnifications.

(Continued)

The Company introduces certain of its customer transactions to a clearing broker, Pershing LLC, a wholly owned subsidiary of The Bank of New York Company, Inc., with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that Pershing may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company leases office space related to its operations pursuant to a certain noncancelable operating lease. Future minimum commitments as of December 31, 2003, under this operating lease are as follows:

Year:		
2004	$	394,529
2005		416,835
2006		416,835
2007		439,142
2008		439,142
	$	2,106,483

Note: A copy of FTN Midwest Research Securities Corp's most recent audited financial statements is available for examination at their principal office location, and at the regional office of the Securities and Exchange Commission located in Atlanta, Georgia.